Exhibit 99.8

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2015 of Concordia Healthcare Corp. of our report dated March 23, 2016, relating to the consolidated financial statements, which appears in the Exhibit incorporated by reference in this Annual report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-209498) and Form F-10 (File No. 333-205596) of Concordia Healthcare Corp. of our report dated March 23, 2016 referred to above. We also consent to the reference to us under the heading “Interests of Experts”, which appears in the Annual Information Form which is filed as an exhibit to, and incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP

Toronto, Canada

March 23, 2016